Exhibit 23.2

Consent of Independent Registered Public Accounting Firm

The Board of Directors
Lee Enterprises, Incorporated:

We consent to the use of our reports dated December 13, 2013, with respect to the consolidated balance sheets of Lee Enterprises, Incorporated as of September 29, 2013 and September 30, 2012, and the related consolidated statements of operations and comprehensive income (loss), stockholders’ equity (deficit), and cash flows for the 52-week period ended September 29, 2013, the 53-week period ended September 30, 2012, and the 52-week period ended September 25, 2011, and the effectiveness of internal control over financial reporting as of September 29, 2013, incorporated herein by reference and to the reference to our firm under the heading “Experts” in the prospectus.

/s/ KPMG LLP
Chicago, Illinois
August 12, 2014